Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

CONTINUING CONNECTED TRANSACTIONS

The Board announces that on November 14, 2024, the Company entered into the Payment Services Agreement, the Cloud Services Agreement and the Collaboration Agreements with associates of Tencent.

Listing Rules Implications

Tencent is one of the substantial Shareholders of the Company. Accordingly, pursuant to Chapter 14A of the Listing Rules, Tencent and its associates (including Tencent Computer, Douyu, Guangzhou Huya, Shanghai Yueting, Tianwen Kadokawa, TME Tech Shenzhen, TJ Sports and Guangzhou Baiman) are connected persons of the Company and the Payment Services Agreement, the Cloud Services Agreement, the Collaboration Agreements, and the transactions contemplated thereunder constitute continuing connected transactions of the Company.

Payment Services Agreement and Cloud Services Agreement

As the highest applicable percentage ratio for each of the three years ending December 31, 2025, 2026 and 2027 calculated with reference to Rule 14.07 of the Listing Rules in respect of the annual caps for the service fees to be incurred by the Company under the Payment Services Agreement and the Cloud Services Agreement exceeds 0.1% but is less than 5% on an annual basis, the Payment Services Agreement, the Cloud Services Agreement and the transactions contemplated thereunder shall be subject to the annual review, reporting and announcement requirements but exempt from the circular and independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Collaboration Agreements

Pursuant to Rule 14A.81 of the Listing Rules, the transactions under the Collaboration Agreements entered into between the Company and the associates of Tencent are required to be aggregated.

As the highest applicable percentage ratio for each of the three years ending December 31, 2025, 2026 and 2027 calculated with reference to Rule 14.07 of the Listing Rules in respect of the aggregated annual caps for the (i) transaction costs to be incurred by the Company, and (ii) transaction income to be generated by the Company from the connected persons under the Collaboration Agreements exceeds 0.1% but is less than 5% on an annual basis, the Collaboration Agreements and the transactions contemplated thereunder shall be subject to the annual review, reporting and announcement requirements but exempt from the circular and independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Board announces that on November 14, 2024, the Company entered into a series of framework agreements with associates of Tencent. Details of the framework agreements are set out below.

1.	PAYMENT SERVICES AGREEMENT

1.1	Parties

(a)	The Company

(b)	Tencent Computer (for itself and on behalf of the Tencent Computer Group)

1.2	Principal terms

Pursuant to the Payment Services Agreement, the Tencent Computer Group will provide the Company with payment services through its payment channels so as to enable its users to conduct online transactions and the Company will pay service fees to the Tencent Computer Group in respect of such services.

The term of the Payment Services Agreement is from January 1, 2025 until December 31, 2027, subject to renewal upon the mutual agreement of the parties and compliance with the Listing Rules.

Separate underlying agreements will be entered into between the parties which will set out the precise scope of services, commission rates, the applicable payment channels and other details of the service arrangements in the manner provided in the Payment Services Agreement. The service fees will be determined after arm’s length negotiations between the parties in accordance with the pricing policies set out below.

1.3	Reasons for and benefits of entering into the Payment Services Agreement

Given that the Tencent Computer Group is a leading player in the Chinese digital payment service industry and many of the Company’s users use the Tencent Computer Group’s digital payment services, such cooperation would enable the Company to provide its users with convenient payment methods to settle payments related to in-game purchases, premium memberships and paid content, live broadcasting and the purchase of goods and other services on the Company’s platform and therefore enable its users to conduct payment efficiently and enhance its user experience.

1.4	Pricing policies

Before entering into any payment service agreement pursuant to the Payment Services Agreement, the Company will assess its business needs and take into account a number of factors, including but not limited to (i) the efficiency of payment channels operated by different digital payment service providers; (ii) consumers’ preference among different digital payment service providers; and (iii) the payment charge rates proposed by the Tencent Computer Group and the payment charge rates offered by comparable payment service providers.

1.5	Historical amounts

The Company began to purchase payment services from the Tencent Computer Group in 2014. For the years ended December 31, 2021, 2022, and 2023 and the six months ended June 30, 2024, the aggregate amounts of service fees incurred by the Company were approximately RMB24.8 million, RMB31.7 million, RMB47.8 million and RMB27.5 million, respectively.

1.6	Annual caps

In respect of the Payment Services Agreement, the annual caps for the three years ending December 31, 2025, 2026 and 2027 are set out in the table below:

	Annual caps for the years ending December 31,
	2025	2026	2027
	(in RMB million)
Service fees to be incurred by the Company	83.0	107.9	140.3

1.7	Basis of caps

When estimating the annual caps, the Directors have taken into consideration the following factors, including:

(i)

the historical amounts of payment service fees incurred by the Company which grew significantly from RMB24.8 million for the year ended December 31, 2021 to RMB31.7 million for the year ended December 31, 2022 and RMB47.8 million for the year ended December 31, 2023, the historical amount of payment service fees incurred by the Company of RMB27.5 million for the six months ended June 30, 2024, and the Company expects that the payment service fees will continue to grow as the Company’s revenues from mobile games, value-added services and IP derivatives and others continue to increase as a result of the Company’s continued expansion of its business and deepening engagement with users, and that more users choose to make payments through the Tencent Computer Group’s payment channels;

(ii)

the anticipated growth in the volume of transactions conducted by users on the Company’s platform that are settled through third-party digital payment channels, primarily involving mobile games, value-added services including live broadcasting, membership and other paid content, areas in which a growth in market size is expected;

(iii)

the increasing popularity of in-game virtual items (which can either be functional to help players upgrade or advance in games, or decorative to fulfill players’ different demands) for players to purchase, the growing significance of in-game sales of virtual items as a revenue source in the mobile games industry, and the anticipated growth in the market size of mobile games from RMB327.5 billion in 2023 to RMB592.2 billion in 2030, representing a CAGR of 8.8%, according to iResearch;

(iv)

the anticipated growth in the market size of live broadcasting, which mainly monetizes via virtual gifting by viewers, from RMB165.2 billion in 2023 to RMB266.3 billion in 2030, representing a CAGR of 7.1%, according to iResearch; and

(v)

the anticipated growth in the market size of membership and paid content, which includes payments from users for video-related content, including membership package and on-demand payments, from RMB117.2 billion in 2023 to RMB460.7 billion in 2030, representing a CAGR of 21.6%, according to iResearch.

2.	CLOUD SERVICES AGREEMENT

2.1 Parties

(a) The Company

(b)	Tencent Computer (for itself and on behalf of the Tencent Computer Group)

2.2	Principal terms

Pursuant to the Cloud Services Agreement, the Tencent Computer Group will provide cloud services and other technical services to the Company for service fees. Cloud services and other technical services include but are not limited to the provision of content delivery network services, cloud services, cloud storage, border gateway protocol, agile product development management platform, performance testing, cloud security and technical support related to cloud services, game testing and product testing services.

The term of the Cloud Services Agreement is from January 1, 2025 until December 31, 2027, subject to renewal upon the mutual agreement of the parties and compliance with the Listing Rules.

Separate underlying agreements will be entered into which will set out the precise scope of service, service fees calculation, method of payment and other details of the service arrangement in the manner provided in the Cloud Services Agreement.

2.3	Reasons for and benefits of entering into the Cloud Services Agreement

The Tencent Computer Group is a leading integrated service provider for a wide range of cloud services and technical services in China and is able to provide high quality, speedy, reliable and cost-efficient services. Taking into account the wide spectrum of cloud services and technical services required for the Company’s operations and the fact that there are limited integrated and established cloud service providers in China, the Company believes that obtaining such services from the Tencent Computer Group aligns with the best interest of the Company and its Shareholders as a whole.

2.4	Pricing policies

Before entering into any cloud services and/or technical services agreement pursuant to the Cloud Services Agreement, the Company will assess its business needs and take into account a number of factors, including but not limited to (i) historical transaction amounts and/or (ii) service fee rates of the services offered by the Tencent Computer Group and other comparable independent third party service providers in the market. The Company will only enter into a cloud services and technical services agreement with the Tencent Computer Group if (i) the terms and conditions are fair and reasonable, and (ii) it is in the best interests of the Company and its Shareholders as a whole.

The Tencent Computer Group publishes its reference rates on its website. The service fee rates to be charged by the Tencent Computer Group will be based on the reference rates and may be adjusted depending on the range and the specifications of the services to be provided by the Tencent Computer Group.

2.5	Historical amounts

The Company began to purchase cloud services and technical services from the Tencent Computer Group in 2017. For the years ended December 31, 2021, 2022, and 2023 and the six months ended June 30, 2024, the aggregate amounts of service fees incurred by the Company were approximately RMB345.9 million, RMB326.4 million, RMB183.9 million and RMB95.0 million, respectively.

2.6	Annual caps

In respect of the Cloud Services Agreement, the annual caps for the three years ending December 31, 2025, 2026 and 2027 are set out in the table below:

	Annual caps for the years ending December 31,
	(in RMB million)
	2025	2026	2027
Service fees to be incurred by the Company	348.6	453.1	589.1

2.7	Basis of caps

When estimating the annual caps, the Directors have taken into consideration the following factors, including:

(i)

the historical amounts of service fees incurred by the Company of RMB345.9 million for the year ended December 31, 2021, RMB326.4 million for the year ended December 31, 2022, RMB183.9 million for the year ended December 31, 2023 and RMB95.0 million for the six months ended June 30, 2024, respectively;

(ii)

the anticipated growth in the number of users of the Company’s platform for the three years ending December 31, 2025, 2026 and 2027 taking into consideration the average DAU reaching 86.5 million for the year ended December 31, 2022, 98 million for the year ended December 31, 2023, and over 102.3 million in the first half of 2024, and the increase in demand for bandwidth due to improved quality of video contents, leading to higher demand for cloud and technical services;

(iii)

the Group’s estimated server and bandwidth costs for each of the three years ending December 31, 2025, 2026 and 2027 and the estimated proportion of cloud service fees under the Cloud Services Agreement in relation to the estimated server and bandwidth costs, after taking into account the increase in content offering on the Group’s platform, as substantiated by the increase in the Group’s DAU over the past few years; and

(iv)

the Group’s intention to increase its usage in the cloud services provided by the Tencent Computer Group taking into account the wide spectrum of cloud services and technical services required for the Company’s operations and the fact that the Tencent Computer Group is a leading integrated service provider for a wide range of cloud services and technical services in China and is able to provide high quality, low- latency, reliable and cost efficient services.

3.	IP RELATED COLLABORATIONS AND LICENSING, PRODUCT DISTRIBUTION, PROMOTION COLLABORATION, GAME COLLABORATION, CONTENT PRODUCTION COLLABORATION AND OFFLINE EXHIBITIONS

3.1	Parties

The Company entered into the Collaboration Agreements with each of the below parties, which are associates of Tencent and hence connected persons of the Company, in relation to IP related collaborations and licensing, product distribution, promotion collaboration, game collaboration, content production collaboration and offline exhibitions:

(a)	Tencent Computer (for itself and on behalf of the Tencent Computer Group)

(b)	Douyu

(c)	Tianwen Kadokawa

(d)	TME Tech Shenzhen (for itself and on behalf of the TME Group)

(e)	Shanghai Yueting (for itself and on behalf of the China Literature Group)

(f)	Guangzhou Huya (for itself and on behalf of the Huya Group)

(g)	TJ Sports

(h)	Guangzhou Baiman

3.2	Principal terms

Pursuant to the Collaboration Agreements, the Company will engage in the following categories of transactions with the aforementioned connected persons:

Transaction category	Parties involved

IP related collaborations and licensing

The Company and certain parties involved will procure from and/or license to each other certain intellectual property rights, including but not limited to:

(a)   copyrights relating to TV series, animations, comics, professional user generated videos, and virtual characters, for broadcasting or use on the parties’ respective platforms and products;

The Company, Tencent Computer, Douyu, Tianwen Kadokawa, TME Tech Shenzhen, Shanghai Yueting, Guangzhou Huya, TJ Sports, Guangzhou Baiman

(b)   copyrights (including information network transmission rights and adaptation rights) and other intellectual property rights in relation to, among others, games (jointly operate or promote), audio drama and comics, that are to be used for information network transmission, promotion, display, distribution etc.;

(c)   licenses and copyrights in respect of certain media content, including but not limited to e-sports competition videos, commentary videos, video game images, motion comics and other entertainment media content, for display, use and viewing on the Company’s platform;

(d)   intellectual property rights in respect of musical products, including but not limited to audio frequency, lyrics and songs, music videos, relevant pictures, articles and videos of the performers and other audio products.

In addition, the Company will cooperate with TJ Sports on developing derivative products (such as icon and emoji customization which can be used on the Company’s platform) from certain licensed copyright, and translate the licensed copyrights from Tianwen Kadokawa and own the relevant rights of the translated works in simplified Chinese and Tianwen Kadokawa will license from the Company such translated works when they are published for a licensing fee.

Product distribution

The Company and certain parties involved will:

(a)   procure from each other, and/or distribute on their platforms certain products, including but not limited to comic books, comics and animation derivative products; and/or

(b)   jointly distribute certain products or services, including but not limited to joint-memberships, and share the revenue derived from such distribution.

The Company, Tencent Computer, Tianwen Kadokawa, TME Tech Shenzhen

Promotion collaboration

The Company and certain parties involved will:

(a)   promote games or e-sports events for which the Company or the connected person has a right to operate or license, on each other’s respective platforms through advertising or streaming services; and/or

(b)   procure advertising services from each other, including but not limited to the production and publication of online advertisements and the invitation of designated persons, such as content creators on the Company’s platforms, to participate in the production of music, sharing moments on their respective channels, livestreaming and offline events.

The Company, Douyu, TME Tech Shenzhen, Guangzhou Huya

Game collaboration

The Company and certain parties involved will promote, on each other’s platforms, games that are authorized to be published or operated by each of the parties, jointly operate certain games or authorize each other to publish and operate certain games.	The Company, Tencent Computer, Shanghai Yueting

Content production collaboration

The Company and the parties involved will collaborate with each other to make joint investments in the production of several types of entertainment media contents, including but not limited to TV series, variety shows, documentaries and animations with a profit sharing arrangement.

The Company will also engage Tianwen Kadokawa for the design and manufacturing of derivative products and the publishing of the Company’s works.

The Company, Tencent Computer, Tianwen Kadokawa, Shanghai Yueting, Guangzhou Baiman

Offline exhibitions

Each of Tianwen Kadokawa, Shanghai Yueting and Guangzhou Baiman will participate in the Company’s offline exhibitions and pay the Company participation fees.	The Company, Tianwen Kadokawa, Shanghai Yueting, Guangzhou Baiman

The term of the each of the Collaboration Agreements is from January 1, 2025 until December 31, 2027, subject to renewal upon the mutual agreement of the parties and compliance with the Listing Rules.

Separate underlying agreements will be entered into which will set out the precise scope of the collaboration arrangements in the manner provided in the Collaboration Agreements.

3.3	Reasons for and benefits of entering into the Collaboration Agreements

The Company is committed to providing high quality content for its users and seeks to achieve commercialization from the success of these contents. In the first half of 2024, the average DAUs on the Company’s platform reached over 102.3 million. The Company’s large and engaged user community and a deep and diverse pool of contents present opportunity to attract users seeking engaging entertainment experiences and quality content distribution. The Tencent Group is a leading internet service provider, covering a wide range of service categories including but not limited to games, communication and social, digital contents such as video, music and literature, as well as fintech, cloud and other business services. The Tencent Group operates one of the largest communication and social services, Weixin and WeChat, with over 1.3 billion combined MAU.

Tencent Computer

The Company and the Tencent Computer Group have a long term and stable business relationship. The collaborations between the Company and the Tencent Computer Group on IP-related collaboration and licensing, product distribution, joint membership and other services are expected to be mutually beneficial, and will allow the Company to gain more popularity in the vast user base of the Tencent Computer Group, hence expand the Company’s user base and facilitate its business growth. The Company also believes that its collaborations in various media and content categories with the Tencent Computer Group will allow the Company to further diversify its content offerings, satisfy its loyal users’ everchanging demands, and attract new users.

In addition, the Tencent Computer Group develops and publishes a variety of renowned games across platforms in China and internationally. The Tencent Computer Group is also leading in the games industry in China in terms of number of game players and game revenue, and globally in terms of game revenue. The Company mainly focuses on the distribution and operation of popular mobile games for third-party developers and continues to strengthen its game-development capabilities. Mobile games is an important revenue source of the Company and revenues from mobile games of the Company reached RMB5,090.9 million, RMB5,021.3 million and RMB4,021.1 million for the years ended December 31, 2021, 2022 and 2023, respectively.

In light of the Company’s historical collaborations with the Tencent Computer Group and likely future trends in the market, the Company believes that collaboration with the Tencent Computer Group to jointly operate mobile games could leverage the competitive advantage of each other’s games products and games platforms to increase popularity of the games, drive up number of users and paying users of the platforms and strengthen the game development capabilities of the Group.

Tianwen Kadokawa

Tianwen Kadokawa is a Sino-Japanese joint venture publisher with qualifications to publish in China, and the owner and licensee of copyrights in various comics, novels, picture books, art books, animation and animation derivative products. The Company believes that it can commercialize the copyrights owned by Tianwen Kadokawa through its platform by various means, including but not limited to distributing products, streaming TV series and showing comics and novels on its platform. In addition to the licensing fees that Tianwen Kadokawa will pay to the Company when publishing the Company’s translated works, the Company believes that a long term business collaboration will expand the Company’s income stream and add value to its business.

TME Tech Shenzhen

TME Tech Shenzhen is a wholly-owned subsidiary of TME and TME is China’s leading online music and audio entertainment platform, operating a portfolio of highly popular and innovative music applications, such as QQ Music, Kugou Music, Kuwo Music and WeSing with 571 million MAU of online music and 93 million mobile MAU of social entertainment, respectively, during the second quarter of 2024. With a broad suite of services ranging from online music, audio and karaoke to music-centric live streaming and online concerts, TME provides music fans with a dynamic fusion of channels to discover, listen to, sing, watch, perform and socialize around music and offers a comprehensive music library in a variety of captivating formats that includes licensed as well as self- and co-produced content. In the first half of 2024, the average DAUs on the Company’s platform reached over 102.3 million. The Company’s large and engaged user community and a deep and diverse pool of contents present an opportunity to attract users seeking engaging entertainment experiences and quality content distribution. The collaboration between the Company and TME Tech Shenzhen on intellectual property and joint membership is expected to be mutually beneficial and will allow the Company to enrich its content library, empower content creators with music resources protected by copyright, satisfy the ever-growing demand of users for diverse quality music content, and further enhance business growth of the Company.

Shanghai Yueting

The China Literature Group is principally engaged in online literature and intellectual property incubation businesses. It incubates original IPs from its online literature platform, of which leading IPs are subsequently adapted into a range of digital entertainment mediums, including comics, animation, film, TV series, web series and games. China Literature creates and promotes IPs mainly through QQ Reading and Qidian, its leading online literature platforms, as well as New Classics Media, a renowned film and TV drama series production house in the PRC. The Company believes that the business collaboration with the China Literature Group will be mutually beneficial, and will allow the Company to enrich its content offerings and satisfy growing demand from its users for quality intellectual-property-based content, which will, in turn, enhance the competitiveness of its platform and expand its income stream.

Douyu, Guangzhou Huya and TJ Sports

As one of the most recognized entertainment media communities for Gen Z+ and e-sports fans, the Company has long been capitalizing on the rising popularity of e-sports in China. There is a rapid expansion of user base for games and e-sports content including video and live broadcasting as the Company continues to enhance its e-sports ecosystem.

Both Douyu and the Huya Group are leading game-centric live streaming platforms in China, covering a wide variety of livestreaming contents in e-sports and other entertainment media. TJ Sports operates the League of Legends Pro League, one of the most popular e-sports competition leagues in China.

The collaborations between the Company and each of Douyu, the Huya Group and TJ Sports on intellectual property licensing and promotion and/or broadcasting major premium professional e-sports events are expected to be mutually beneficial and will allow the Company to lower capital commitment in content acquisition, effectively monetize its games and e-sports resources and enrich its content offerings and increase the attractiveness of each of their platforms especially in light of the increasing demand for e-sports content and the rising popularity and cultural impact of e-sports.

Guangzhou Baiman

Guangzhou Baiman is mainly engaged in original IP incubation, IP commercial authorization, animation production and other businesses. It has developed and owns different types of animation IPs and has, through in-depth operations, produced comic IPs in multiple fields, such as film, television and games. At the same time, Guangzhou Baiman has rich experience in animation production and leading animation production capabilities in the PRC.

The Company believes that the business collaboration with Guangzhou Baiman will be mutually beneficial, and will allow the Company to enrich its content offerings and satisfy growing demand from its users for quality intellectual-property-based content, which will, in turn, enhance the competitiveness of its platform and expand its income stream.

3.4	Pricing policies

The Company and the connected persons will adopt one or more of the below three main types of pricing policies in determining the prices and fees applicable to each type of collaboration under the Collaboration Agreements:

(i)	prevailing market prices and fees for similar transactions with independent third parties;

(ii)	historical price and fees of the same or similar product and/or service; and/or

(iii)	comprehensive evaluation of the proposed transaction, including but not limited to analyzing and forecasting the expected increase in user traffic and revenue from the proposed transaction.

Further details of the pricing policies applicable to each type of collaboration are set out below.

IP related collaborations and licensing

Costs to be incurred by the Company

The purchase price or licensing fees payable by the Company and the proportion of profits to be shared between the Company and the connected person will be determined after arm’s length negotiations on a fair and reasonable basis taking into account (i) the terms and conditions offered by the connected person with those offered by independent third parties in the market and/or (ii) a comprehensive evaluation of the proposed transaction taking into account various commercial factors including but not limited to:

(a)

data on the commercial benefits, including but not limited to an increase in MAU and user base and user engagement, which resulted from historical licensing and acquisition of intellectual property rights which will be regularly reviewed and updated by the Group’s business team;

(b)

the nature, popularity, commercial prospects of the relevant intellectual property rights, the operational and financial capabilities and distribution channels of the connected persons and various other commercial considerations including but not limited to, where possible, the market practice in similar collaboration arrangements, prevailing transaction prices and/or the average proportion of revenue or profits shared in similar collaboration arrangements in the industry. Taking the acquisition of film and television information network transmission rights as an example, the acquisition price for the rights to a work that has recently been broadcasted in movie theatres but not yet on any online media platforms is generally higher than that for older film and television works that have been broadcasted many times on online and/or offline media platforms.

It may be noted that the purchase prices and licensing fees can vary significantly depending predominantly on the type of IP rights (which is diverse and may be difficult to quantify, for example, copyrights such as authorization of virtual characters and new and unique music content from musicians) and the bargaining power of the parties. In determining the purchase price or licensing fees for the licensing of IP rights, the Company would, upon arm’s length negotiations, agree with the connected person to adopt one or multiple of the below market pricing practices:

•	acquiring the right on a one-off license fee basis;

•	a basic license fee plus income based on the authorized content according to the agreed sharing ratio; and

•	sharing of revenue of authorized content according to agreed sharing ratio;

(c)

whether third parties, such as downstream producers, publishing partners, financial investors and authors of literary works, are involved in the licensing, publishing and adaptation of the relevant copyrights or intellectual property rights and the potential commercial value (such as the enrichment of content on the Company’s platform, and attraction of new users) which can result from the adaptation of the relevant copyrights or intellectual property rights and the collaboration with the connected person;

(d)	the scope of ancillary rights in adapted literary works, such as joint-investment rights and/or joint-development rights, among the Company and its business partners;

Income to be generated by the Company from the connected persons

The pricing policies set out above in respect of the purchase price or licensing fees payable by the Company apply to the purchase price or licensing fees to be generated by the Company from the connected persons.

Product distribution

Costs to be incurred by the Company

(a)

for intermediary purchases and customized purchases, the price of the product payable by the Company will be determined with reference to the market prices to ensure the proposed price will be similar to/in line with the market price of the same or a similar product distributed or procured by comparable independent third parties. Specifically, the Group will obtain quotes from no less than two suppliers of the same/similar type of services and compare such quotes against the proposed price;

(b)

for direct purchases from brands, the price of the product payable by the Company will be determined with reference to (i) historical transaction amounts and the average price of products of the same/similar type; and/or (ii) a comprehensive evaluation of the proposed transaction taking into account various commercial factors, including but not limited to relevant market conditions and trends, historical sales volume, production cost and cycle, and projected profit margins; and

(c)

to determine the proportion of profits from product distribution to be shared between the Company and the connected person, the Company and the connected person will take into account (i) the profit sharing proportions between the connected person/ the Company and comparable independent third party distributors in the market, their distribution channels, sales capabilities; and (ii) various commercial factors, including but not limited to product popularity (based on historical transaction volume) and the extent of improvement of historical cooperation, to ensure that the proposed profit sharing proportions with the Company or the connected person are in the best interests of the Company or the connected person and each other’s shareholders as a whole. Internal assessments will be undertaken by the Group prior to the distribution of any product. Taking the distribution of membership cards as an example, the business department will evaluate the potential commercial benefits (including but not limited to an increase of paying users, user base and user engagement). If it is expected that the commercial benefits brought about by a particular platform (either the Group or the connected person) would result in a significant increase in the membership volume, then such platform would take a higher percentage of the profit sharing ratio.

Income to be generated by the Company from the connected persons

The pricing policies set out above in respect of the price of the product payable by the Company apply to the price of the product to be generated by the Company from the connected persons.

Promotion collaboration

Costs to be incurred by the Company

The promotion and advertising fees to be incurred by the Company will be determined with reference to (i) prevailing market rates and the market rates for similar promotional and advertising services offered by independent third parties (for example, for music promotion, the market practice is that music will be distributed on multiple platforms, therefore either the Group or the connected person would be able to collect data for comparison); and/or (ii) a comprehensive evaluation of the proposed transaction taking into account various commercial factors, including advertising resources (for example, advertising and promotion resources and prices are fixed and can be obtained upon request and may be adjusted depending on the range and specifications of the resources (to be) purchased by the Group from or sold by the Group to the independent third party or the connected persons), costs and cycle, parties involved (for example, external parties such as live broadcast hosts and the content creators and the popularity of such parties), advertising content and popularity as well as the effectiveness of the promotional and advertising services provided by different online promotional and advertising service providers, the breadth of the user base of different online promotional and advertising platforms and their distribution services.

Income to be generated by the Company from the connected persons

The pricing policies set out above in respect of the promotion and advertising fees to be incurred by the Company apply to the promotion and advertising fees to be generated by the Company from the connected persons.

Game collaboration

Costs to be incurred by the Company

For promotion of games, the promotion fee or licensing fee payable by the Company and the proportion of profits to be shared between the Company and the connected person will vary depending on the relevant games and/or the details of the game collaboration arrangements, and after arm’s length negotiations on a fair and reasonable basis, with reference to (i) the fee structures and terms of comparable game collaborations (where available); and/or (ii) a comprehensive evaluation of the proposed transaction taking into account various commercial factors, including the nature, popularity, quality and commercial prospects of the relevant game.

For procuring rights or obtaining licenses from the connected person, the purchase price or licensing fees payable by the Company shall be determined between the parties after arm’s length negotiations on a fair and reasonable basis from time to time, with reference to (i) market rates and/or (ii) a comprehensive evaluation of the proposed transaction taking into account various commercial factors, including but not limited to the nature, popularity, quality and commercial prospects of the relevant game and the nature and scope of the license.

It may be noted that as e-sports events are relatively new IP resources, and market practices on purchase price, promotion fees and licensing fees and profit share ratios have not yet been established. To ensure that the prices obtained are fair and reasonable and in the interest of the Shareholders as a whole, the Company will undertake comprehensive assessments of the proposed transaction internally, including but not limited to analyzing and forecasting the expected increase in user traffic and revenue from the new IP. Where possible, the Group will also collect market data to understand the market practice in similar collaboration arrangements, prevailing transaction prices and/or the average proportion of revenue or profits shared in similar collaboration arrangements in the industry, such as from e-sports events held by market players.

Income to be generated by the Company from the connected persons

The pricing policies set out above in respect of the promotion fee or licensing fee for the promotion of games and the purchase price or licensing fees for the procuring of rights or obtaining of licenses to be incurred by the Company apply to the fees to be generated by the Company from the connected persons.

Content production collaboration

The investment amount and proportion of profits to be shared by the Company and the connected person will be determined on a fair and reasonable basis and with reference to (i) prevailing market rates and the market rates for similar content production collaborations with independent third parties; (ii) historical transaction amounts of previous content production collaborations of the same or similar nature; and/or (iii) a comprehensive evaluation of the proposed transaction taking into account various commercial factors, such as the commercial prospects of the relevant content, copyright ownership, the costs and expenses associated with the development of the relevant animation and the available resources during the production process.

Before making any joint investment in the production of content pursuant to the relevant Collaboration Agreement, the Company will assess its business needs and compare the investment proportion structure and profit sharing mechanism with those adopted by other independent content producers. The Company will only make a joint investment with the connected person when the proposed profit sharing mechanism is (i) in line with or more favorable than comparable mechanisms adopted by other existing or potential collaborators, and (ii) in the best interests of the Company and its Shareholders as a whole. Generally, unless otherwise agreed by the parties, the Company’s investment return (being the portion of the total profits generated by the jointly invested content) shall be determined with reference to its investment proportion.

Offline exhibition

The participation fees payable by the connected person to the Company will be determined with reference to area and location of the exhibition booths and the prevailing market rates for promotional and advertising services of the same or similar nature.

3.5	Historical amounts

The historical transaction amounts in respect of costs incurred by the Company and the connected persons are set out in the table below:

	Historical amounts for
	the years ended December 31,			the six months ended June 30,
	2021	2022	2023	2024
		(in RMB million)
Costs incurred by the Company	840.7	1,031.9	430.8	259.8
Income generated by the Company from the connected persons	536.9	676.6	84.2	81.3

3.6	Annual caps

Since the Collaboration Agreements are of similar nature and have been entered into by the Company with associates of Tencent, the transactions contemplated under the Collaboration Agreements shall be aggregated pursuant to Rule 14A.81 of the Listing Rules. Accordingly, the annual caps in respect of the transactions under each of the Collaboration Agreements shall be aggregated, and such aggregate amount is used when calculating the relevant percentage ratios under Chapter 14A of the Listing Rules.

In respect of the Collaboration Agreements, the aggregated annual caps for the three years ending December 31, 2025, 2026 and 2027 are set out in the table below:

	Annual caps for the years ending December 31,
	2025	2026	2027
	(in RMB million)
Costs to be incurred by the Company	695.5	858.0	1,056.4
Income to be generated by the Company from the connected persons	285.6	360.9	447.1

3.7	Basis of caps

Costs to be incurred by the Company

(a)

the aforesaid historical amounts and the existing agreements between the Company and each of the connected persons, including but not limited to (i) the number of intellectual property rights (such as copyrights, licensing of games contents, rights for e-sports events, rights in respect of music products etc.) licensed to the Group; and (ii) the commercial benefits that have been generated from such collaborations;

(b)

the estimated amounts of cost to be incurred by the Company in relation to IP-related collaborations and licensing, product distribution, promotion collaboration and game collaboration for the year ending December 31, 2025, after taking into account the following:

•

the estimated GMV for the value-added services under the joint membership to be generated through the platforms of the Group for the year ending December 31, 2025 and estimated proportion of profits from product distribution to be shared between the Company and the connected persons;

•

the estimated number of copyrights to be licensed by the Tencent Computer Group to the Company for the year ending December 31, 2025, based on number of copyrights licensed by the Tencent Computer Group from 2022 to June 2024 and the average licensing fee for each copyright;

•

the estimated procurement of ACG products for the year ending December 31, 2025, based on (i) the historical amounts of the Group’s revenue derived from IP derivatives and others (ii) the expansion of the ACG content market which is expected to drive an increase in demand for ACG products and increase purchases of corresponding products;

•

the estimated licensing fees for the licensing of intellectual property in respect of musical products for the year ending December 31, 2025, based on the historical number of music product intellectual property licensed by the TME Group from 2021 to June 2024 and the average licensing fee for each arrangement;

•

the estimated licensing fees for the broadcasting rights of e-sports events with Douyu, Guangzhou Huya and TJ Sports for the year ending December 31, 2025, based on the amount of existing cooperative live broadcast rights authorization in 2024 and potential new cooperation in the future;

•

the estimated cost in respect of the game collaboration for the year ending December 31, 2025, based on the current amount of games contents licensed from the Tencent Computer Group, the profits to be shared with the Tencent Computer Group in relation to the joint operation of mobile games;

•

the estimated cost for collaborations between the Company and the China Literature Group for the year ending December 31, 2025, mainly based on the estimated licensing fees (including the adaptation of literary works into various different formats such as games, animations, comics and TV series and the procurement of animations) to be incurred by the Company to the China Literature Group and the investment amounts to be incurred by the Company to the China Literature Group for joint investment projects for the year ending December 31, 2025; and

•

the estimated cost of collaborations between the Company and Guangzhou Baiman, mainly based on the estimated licensing fees of comics to be incurred by the Company and the investment amounts to be incurred by the Company for joint investment projects for the year ending December 31, 2025

(c)	the anticipated increase/growth in 2026 and 2027, after taking into account the following factors:

•

collaborations between the Company and the Tencent Computer Group in areas including, intellectual property rights licensing, promotion and product distribution based on historical growth rates for various operational aspects including but not limited to the increase in the Group’s average MAU, MPU, paying ratio and total operating costs.

Being a go-to video community for young generations in China, the Company is well positioned to capitalize opportunities created by the dominance of video as the means for consuming information. According to iResearch, video has become a dominant medium for communication, entertainment and information, and has integrated into the scenarios of everyday life, which is creating a large video-based industry in China with over RMB2.9 trillion in revenue by 2030;

•

the substantial increases in the size of various markets that the Group and the connected persons operate in, including the PRC’s mobile games market, the ACG market, the e-sports industry and the online music entertainment market:

•

the mobile games market. According to iResearch, the size of the PRC’s mobile games market recorded a 9.7% year-on-year growth, reaching RMB327.5 billion in 2023. The industry size is expected to further increase to RMB592.2 billion by the year 2030, representing a CAGR of approximately 8.8% from 2023 to 2030;

•

the ACG market. According to the white paper published by China Insights Consultancy in August 2022, the ACG content market (including content subscription and payment, advertising, and IP authorization revenues related to animation, comics, and games) reached RMB63.2 billion in 2021, and is expected to reach RMB116.1 billion in 2026, representing a CAGR of approximately 12.9% from 2021 to 2026;

•

the e-sports industry. According to the iResearch E-sports Industry Report, the size of China’s e-sports market was RMB157.9 billion in 2022 and is expected to reach RMB197.5 billion in 2025, representing a CAGR of 7.7% from 2022 to 2025; and

•

online music entertainment market, where there is a large user base and increasing demand. According to China Insights Consultancy, China’s online music market size reached RMB32.2 billion in 2023 and is expected to reach RMB49.5 billion in 2025. The social and entertainment market derived from online music industry is expected to exceed RMB110 billion;

•	collaborations between the Company and Tianwen Kadokawa as the Company further expands its content offerings in comics, TV series and novels;

•

the Company’s revenues generated from games and the increasing demand to promote the Company’s games through the Tencent Group’s platforms, given the Tencent Group’s leading position as a games developer and publisher, as well as the popular appeal of the Tencent Group’s games portfolio;

•

collaborations between the Company and the China Literature Group in the adaptation of literary works into various different formats such as games, animations, comics and TV series and the procurement of animations;

•	the Company’s content offerings adapted from popular intellectual properties from the China Literature Group, including mobile games, TV dramas, comics, audio and original Chinese cultural animations;

•

the reputation and capabilities of each of the connected persons, further details of which are set out in the sections headed “1.3 Reasons for and benefits of entering into the Payment Services Agreements”, “2.3 Reasons for and benefits of entering into the Cloud Services Agreements” and “3.3 Reasons for and benefits of entering into the Collaboration Agreements” in this announcement; and

•	the historical growth in costs paid by the Group to the connected persons in different aspects of the existing collaborations;

(d)	the recognition by the Company of the need to:

•	engage with established promotion partners to promote and enhance the awareness of the Company’s brand in order to acquire and retain more users as the Company continues to scale;

•

to collaborate with TJ Sports, the Huya Group and Douyu in content offerings, effective monetization of the Company’s games and e-sports resources, enrichment of the Company’s content offerings in order to take advantage of the anticipated growth of the industry to further enhance the business growth of the Company

•

expand its content library to meet users’ increasing demand for popular licensed intellectual properties, such as comics, TV series and novels, with reference to the anticipated growth in the market size of ACG content market in China. According to the white paper published by China Insights Consultancy in August 2022, the ACG content market (including content subscription and payment, advertising, and IP authorization revenues related to animation, comics, and games) reached RMB63.2 billion in 2021, and is expected to reach RMB116.1 billion in 2026, representing a CAGR of approximately 12.9% from 2021 to 2026; and

•

expand its content library to meet paying users’ increasing demand for a holistic and immersive entertainment experience, including both music and video, and a particular need for high quality and diversified music tracks and global labels.

Income to be generated by the Company from the connected persons

(a)

the historical amounts and the existing agreements between the Company and the connected persons, the GMV for the value added services under the joint membership generated and to be generated by the connected persons’ platform (which is in turn based on the number of subscriptions of the joint membership and the subscription fees); the profit sharing ratio between the Group and the connected persons for the joint membership; the estimated growth rate based on historical growth rates for various operational aspects including but not limited to increase in the Group’s average MAU, MPU, paying ratio and total operating costs;

(b)

the estimated amounts of income to be generated by the Company from the connected persons in relation to IP related collaborations and licensing, product distribution, promotion collaboration and game collaboration for the year ending December 31, 2025, after taking into account the following:

•

the estimated GMV for the value-added services under the joint membership to be generated through the platforms of the connected persons for the year ending December 31, 2025 and the estimated proportion of profits from product distribution to be shared between the Company and the connected persons;

•

the estimated number of copyrights to be licensed by the Company to the Tencent Computer Group for the year ending December 31, 2025, based on the number of copyrights licensed by the Company from 2022 to 2024 and the average licensing fee for each copyright;

•

the estimated amounts of broadcasting rights of e-sports events cost to be paid by the Douyu Group and the Huya Group to the Group for the year ending December 31, 2025, taking into account the range of licensing fees for e-sport events broadcasting rights licensed to the Group by parties other than connected persons, together with its average for 2024;

•

the estimated licensing fee for the licensing of intellectual property in respect of musical products for the year ending December 31, 2025, based on the average licensing fee for music product intellectual property from 2021 to June 2024 and an increase in the number of licensing arrangements in 2025;

•

the estimated cost in respect of game collaboration the year ending December 31, 2025, mainly based on the increase in the historical amounts paid by paying players from 2021 to 2024 and the profit sharing ratio for 2024;

•

the estimated cost of collaborations between the Company and the China Literature Group for the year ending December 31, 2025, mainly based on the estimated investment amounts to be paid by the China Literature Group to the Company; and the estimated profit to be shared between the China Literature Group and the Company for joint investment projects; and

(c)	the anticipated growth/increase in 2026 and 2027, after taking into account the following factors:

•

the collaborations between the Company and the Tencent Computer Group in areas such as promotion and product distribution based on (i) the stable business relationship between the Company and the Tencent Computer Group and the continuously growing user base of the Company as it takes advantage of its unique position in the demographic cohort of individuals born between 1985 and 2009, a natural extension of Gen Z, to gain visibility and penetrate into the market of Gen Z+ users; and (ii) the historical growth rates for various operational aspects including but not limited to increase in the Group’s average MAU, MPU, paying ratio and total operating costs;

•	the expected increase in the monetization value and number of the Company’s intellectual properties;

•

collaborations between the Company and the connected persons in, among others, e-sports related contents leveraging the competitive advantages of the Company in e-sports resources as the Company has built a sustainable e-sports ecosystem with various businesses spanning across livestreaming, e-sports competition operations, e-sports talent brokers, and event organization, which would also allow the connected persons to expand their content offering categories and tap into the market of Gen Z+ e-sports users;

•

the anticipated increase in the volume of joint memberships, allowing the paying users of connected persons to access services provided by the Company, and in music copyrights licensing from the Company, corresponding to a projected increase in the number of paying users.

4.	LISTING RULES IMPLICATIONS IN RESPECT OF THE CONTINUING CONNECTED TRANSACTIONS

Tencent is one of the substantial Shareholders of the Company. Accordingly, pursuant to Chapter 14A of the Listing Rules, Tencent and its associates (including Tencent Computer, Douyu, Guangzhou Huya, Shanghai Yueting, Tianwen Kadokawa, TME Tech Shenzhen, TJ Sports and Guangzhou Baiman) are connected persons of the Company and the Payment Services Agreement, the Cloud Services Agreement, the Collaboration Agreements and the transactions contemplated thereunder constitute continuing connected transactions of the Company.

Payment Services Agreement and Cloud Services Agreement

As the highest applicable percentage ratio for each of the three years ending December 31, 2025, 2026 and 2027 calculated with reference to Rule 14.07 of the Listing Rules in respect of the annual caps for the service fees to be incurred by the Company under the Payment Services Agreement and the Cloud Services Agreement exceeds 0.1% but is less than 5% on an annual basis, the Payment Services Agreement, the Cloud Services Agreement and the transactions contemplated thereunder shall be subject to the annual review, reporting and announcement requirements but exempt from the circular and independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Collaboration Agreements

Pursuant to Rule 14A.81 of the Listing Rules, the transactions under the Collaboration Agreements entered into between the Company and the associates of Tencent are required to be aggregated.

As the highest applicable percentage ratio for each of the three years ending December 31, 2025, 2026 and 2027 calculated with reference to Rule 14.07 of the Listing Rules in respect of each of the aggregated annual caps for (i) the transaction costs to be incurred by the Company, and (ii) transaction income to be generated by the Company from the connected persons under the Collaboration Agreements exceeds 0.1% but is less than 5% on an annual basis, the Collaboration Agreements and the transactions contemplated thereunder shall be subject to the annual review, reporting and announcement requirements but exempt from the circular and independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

5.	OPINION OF DIRECTORS IN RESPECT OF THE CONTINUING CONNECTED TRANSACTIONS

The Directors (including the independent non-executive Directors) are of the view that the terms of each of the Payment Services Agreement, the Cloud Services Agreement and the Collaboration Agreements are fair and reasonable and that the continuing connected transactions thereunder are on normal commercial terms or better, in the ordinary and usual course of business of the Group, and in the interests of the Company and its Shareholders as a whole.

No Director had a material interest in, or abstained from voting on, the relevant resolutions of the Board in relation to the Payment Services Agreement, the Cloud Services Agreement or the Collaboration Agreements and transactions contemplated thereunder.

6.	INTERNAL CONTROL MEASURES

In order to ensure that the terms under the relevant framework agreements for the continuing connected transactions are fair and reasonable, and the transactions are carried out based on normal or no less favorable commercial terms, the Group has adopted the following internal control procedures:

•

the Company has adopted and implemented a management system on connected transactions. The Board, management and various internal departments of the Company, including but not limited to the business (including but not limited to the procurement department and the demand department), the finance, and the legal departments, are jointly responsible for evaluating the terms of the framework and definitive agreements for the Company’s continuing connected transactions, in particular the fairness of the pricing policies, before the entering into of such agreements. Specifically:

•

when considering the pricing policies and fees to be provided to and by the Company, the business department will, prior to the entering into of the transaction agreements, take into account the prevailing market conditions and practices and terms (including pricing policies and fees) of similar transactions with independent third parties, to ensure that the pricing and terms offered by the connected persons, are fair, reasonable and are no less favorable than those offered by independent third parties.

•

where prevailing market rates are considered, usually the business department (e.g. the procurement department) will obtain quotes from at least two independent third parties in the PRC for the provision of the same or similar services and/or products for comparison against the proposed prices/fees provided by or to the Company and would only approve the proposed transaction with the connected person if the prices/ fees provided to or by the connected person is in line with transactions of similar nature with independent third parties. The business department will also evaluate the quote in respect of the capabilities of the counterparty and market practices.

•

where historical transaction amounts are considered, the business department (e.g. the procurement department) will make reference to at least two quotes of the same or similar product and/or service which the Group has provided to, or received from, its existing independent third party clients or service providers or quotes of at least two historical transactions with the most similar product and/or service for comparison against the proposed prices/fees provided by or to the Company and would only approve the proposed transaction with the connected person if the price/fees provided to or by the connected person is in line with transactions of similar nature with independent third parties.

•

in addition to referencing prevailing market rates and/or historical transactions, in the event that no comparable quotes can be obtained, or there are no historical transactions for reference, or the pricing for such products/services are not determined with reference to comparable companies, different departments (depending on the type of product or service) will carry out a comprehensive evaluation of the proposed transaction, including but not limited to analyzing and forecasting the expected increase in user traffic and revenue from the proposed transaction, to assess the potential commercial benefits. The final pricing policies and fees will be determined with reference to the evaluation results and opinion and analyses of experts in the Group with sufficient industry experience (i.e. the head of department).

By way of example, for the procurement of copyrights, according to the relevant procurement system, the relevant business department (i.e. the copyright procurement department in this example) will communicate with the demand department at the end of the year on the content to be procured in the coming year, and formulate a procurement budget which will be approved by the supervisor in charge. The copyright procurement department would then seek for opportunities to procure such copyrights and the demand department would then conduct an evaluation of the potential procurement opportunity. After receiving the evaluation results, the copyright procurement department will decide whether to initiate the negotiation process and proceed with the procurement. During the negotiation process, if the commercial terms proposed by the connected person exceed the conditions initially approved by the demand department, the copyright procurement department will seek further confirmation with the demand department again. The negotiation process would only continue if the demand department confirms that there is a strong need for such additional commercial terms and such terms are confirmed with the demand department. The negotiation process would otherwise be terminated. The aforementioned process is subject to annual review by the Company.

•

in addition to the business department, the finance, and the legal departments will also review, analyze and approve the proposed transaction and terms thereof. Subsequently, the business department will consider the internal evaluations and approvals from various internal departments and determine whether to proceed with the transaction. The proposed transaction, together with its terms, will also be reviewed and approved by the Board in accordance with the Listing Rules.

•

various internal departments of the Company will monitor the fulfilment status and the transaction updates under the framework agreement on a quarterly basis. The business department and the finance department are responsible for monitoring the transaction amounts of the continuing connected transactions to ensure that the annual caps under the framework agreements are complied with, and that any definitive agreement under the relevant framework agreements shall only be entered into by the Company after the completion of the internal review process. If the actual transaction amount reaches a certain threshold of an annual cap (i.e. 25% in the first quarter, 50% in the second quarter or 75% in the third quarter), or if the business and the finance departments expect that the relevant business operations will expand and may use up a substantial part of an annual cap in the short run, the matter shall promptly be escalated to the chief financial officer of the Company. The chief financial officer will assess if there is a need to revise any existing annual cap, and if so, the Company will revise the such annual cap in accordance with the relevant internal procedures and re-comply with the requirements under the Listing Rules.

•

the independent non-executive Directors and auditors of the Company will conduct an annual review of the continuing connected transactions under the framework agreements and provide annual confirmation to ensure that in accordance with Rules 14A.55 and 14A.56 the Listing Rules that the transactions are conducted in accordance with the terms of the agreements, on normal commercial terms and in accordance with the relevant pricing policies; the audit committee of the Company will review the Company’s financial controls, risk management and internal control systems; and when considering any renewal or revisions to the framework agreements, the Company will then comply with the Listing Rules as applicable.

7.	INFORMATION ON THE PARTIES IN RESPECT OF THE CONTINUING CONNECTED TRANSACTIONS

The Company and the Group

The Company was incorporated in the Cayman Islands on December 23, 2013 as an exempted company with its securities being dual-primary listed on Nasdaq and the Stock Exchange. The Group is an iconic brand and a leading video community for young generations in China and cover a wide array of content categories and diverse video consumption scenarios, including videos, value-added services and mobile games.

The connected persons

Tencent Computer is a subsidiary of Tencent principally engaged in the business of provision of value-added services and internet advertisement services in the PRC.

Douyu is a company listed on Nasdaq (Ticker Symbol: DOYU) and is a leading game-centric live streaming platform in China, covering a wide variety of livestreaming contents in sports and other entertainment media.

Tianwen Kadokawa is indirectly held by Tencent as to 38.7% and is a Sino-Japanese joint venture publisher with qualifications to publish in China, and the owner and licensee of copyrights in various comics, novels, picture books, art books, animation and animation derivative products.

TME Tech Shenzhen is a wholly-owned subsidiary of TME and TME is China’s leading online music and audio entertainment platform, operating a portfolio of highly popular and innovative music applications, such as QQ Music, Kugou Music, Kuwo Music and WeSing.

Shanghai Yueting is an indirectly wholly-owned subsidiary of China Literature and the China Literature Group is principally engaged in online literature and intellectual property incubation businesses.

Guangzhou Huya is a consolidated affiliated entity of HUYA Inc., a company listed on The New York Stock Exchange (NYSE: HUYA) and a leading game live streaming platform in China, offering rich and dynamic content across games, e-sports, and other entertainment genres.

TJ Sports is an indirect subsidiary of Tencent and operates the League of Legends Pro League, one of the most popular e-sports competition leagues in China.

Guangzhou Baiman is an indirect subsidiary of Tencent and mainly engaged in original IP incubation, IP commercial authorization, animation production and other businesses.

For more information on Tencent Computer, Douyu, Tianwen Kadokawa, TME Tech Shenzhen, Shanghai Yueting, Guangzhou Huya, TJ Sports and Guangzhou Baiman, including their principal business activities and relationship with the Company, please refer to the sections headed “4. LISTING RULES IMPLICATIONS”, “1.3 Reasons for and benefits of entering into the Payment Services Agreements”, “2.3 Reasons for and benefits of entering into the Cloud Services Agreements” and “3.3 Reasons for and benefits of entering into the Collaboration Agreements” in this announcement.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“ACG”	anime, comics and game

“ADS(s)”	American Depositary Shares (each representing one Class Z Ordinary Share)

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“CAGR”	compound annual growth rate

“China Literature”	China Literature Limited (閱文集團), an exempted company incorporated in the Cayman Islands with limited liability on April 22, 2013, whose shares are listed on the Main Board of the Stock Exchange (stock code: 772), and a subsidiary of Tencent

“China Literature Group”	China Literature together with its subsidiaries (including Shanghai Yueting)

“Class Y Ordinary Shares”	Class Y ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class Y ordinary share 10 votes per share on any resolution tabled at the Company’s general meeting, subject to Rule 8A.24 of the Listing Rules that requires the Reserved Matters to be voted on a one vote per share basis

“Class Z Ordinary Shares”	Class Z ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class Z ordinary share is entitled to one vote per share on any resolution tabled at the Company’s general meeting

“Cloud Services Agreement”	the framework agreement entered into on November 14, 2024 between the Company and Tencent Computer in relation to cloud services and other technical services to be provided by the Tencent Computer Group to the Company

“Collaboration Agreements”	the framework agreements entered into on November 14, 2024 between the Company and (i) Tencent Computer, (ii) Douyu, (iii) Guangzhou Huya, (iv) Tianwen Kadokawa, (v) Shanghai Yueting, (vi) TME Tech Shenzhen, (vii) TJ Sports and (viii) Guangzhou Baiman, in relation to IP related collaborations and licensing, product distribution, promotion collaboration, game collaboration, content production collaboration and offline exhibitions

“Company”	Bilibili Inc., a company incorporated in the Cayman Islands on December 23, 2013 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time

“DAU”	daily active user

“Director(s)”	the director(s) of the Company

“Douyu”	DouYu International Holdings Limited, a company listed on Nasdaq (Ticker Symbol: DOYU), and an associate of Tencent

“GMV”	gross merchandise value

“Group”	the Company, subsidiaries and consolidated affiliated entities from time to time

“Guangzhou Baiman”	Guangzhou Baiman Culture Communication Co., Ltd. (廣州百漫文化傳播有限公司), an indirect subsidiary of Tencent

“Guangzhou Huya”	Guangzhou Huya Information Technology Co., Ltd. (廣州虎牙信息科技有限公司), a consolidated affiliated entity of HUYA Inc., a company listed on The New York Stock Exchange, (NYSE: HUYA), and an associate of Tencent

“Huya Group”	HUYA Inc., a company listed on The New York Stock Exchange, (NYSE: HUYA) and its subsidiaries

“IP”	intellectual property

“iResearch”	Shanghai iResearch Co., Ltd, China, an independent and a PRC- based market research institution that provides consumer insights and market data to companies in various industries, including mobile internet, big data, information technology, e-commerce, advertising, etc.

“iResearch E-sports Industry Report”	China’s E-sports Industry Report published by iResearch in June 2023

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time

“MAU”	monthly active users

“MPU”	monthly paying users

“Nasdaq”	Nasdaq Global Select Market

“Payment Services Agreement”	the framework agreement entered into on November 14, 2024 between the Company and Tencent Computer in relation to payment services to be provided by the Tencent Computer Group through its payment channels to the Company

“Reserved Matters”	those matters resolutions with respect to which each Share isentitled to one vote at general meetings of the Company pursuant to Listing Rule 8A.24, being: (i) any amendment to the Company’s memorandum of association or articles of association, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

“Shanghai Yueting”	Yueting Information Technology (Shanghai) Co., Ltd. (閱霆信息技術（上海）有限公司), an indirectly wholly-owned subsidiary of China Literature

“Share(s)”	the Class Y Ordinary Shares and Class Z Ordinary Shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	the holder(s) of the Share(s), where the context requires, ADSs

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Tencent”	Tencent Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (stock code: 700), one of the substantial Shareholders of the Company

“Tencent Computer”	Shenzhen Tencent Computer Systems Company Limited (深圳市騰訊計算機系統有限公司), a subsidiary of Tencent

“Tencent Computer Group”	the Tencent Group but excluding the China Literature Group, the TME Group, TJ Sports, the Huya Group, and Guangzhou Baiman

“Tencent Group”	Tencent and its subsidiaries

“Tianwen Kadokawa”	Guangzhou Tianwen Kadokawa Animation & Comics Co., Ltd. (廣州天聞角川動漫有限公司), which is indirectly held by Tencent as to 38.7%

“TJ Sports”	TJ Sports Ltd. (騰競體育文化發展（上海）有限公司), an indirect subsidiary of Tencent

“TME”	Tencent Music Entertainment Group, a non-wholly-owned subsidiary of Tencent which is incorporated in the Cayman Islands with limited liability and the shares of which are listed on the New York Stock Exchange (NYSE: TME) and the Main Board of the Stock Exchange (HKEX: 1698)

“TME Group”	TME, its subsidiaries and consolidated variable interest entities, and their respective subsidiaries

“TME Tech Shenzhen”	Tencent Music Entertainment Technology (Shenzhen) Co., Ltd. (騰訊音樂娛樂科技（深圳）有限公司), a wholly-owned subsidiary of TME

By order of the Board
Bilibili Inc. Rui Chen Chairman

Hong Kong, November 14, 2024

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Rui CHEN as the chairman, Ms. Ni LI and Mr. Yi XU as Directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent Directors.